UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*
XO Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
98417K106
(CUSIP Number)
Marc Weitzen, Esq.
General Counsel
Icahn Associates Corp.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 13, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Carl C. Icahn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,466,420

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		129,466,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,466,420

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.95%

14	TYPE OF REPORTING PERSON*

	IN

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Tramore LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Cardiff Holding LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		129,466,420

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129,466,420

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,466,420

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.95%

14	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON ACF Industries Holding Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,466,420

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		129,466,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,466,420

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.95%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Highcrest Investors Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,466,420

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		129,466,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,466,420

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.95%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Buffalo Investors Corp. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,466,420

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		129,466,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,466,420

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.95%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

CUSIP No.	98417K106

1	NAME OF REPORTING PERSON Starfire Holding Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		129,466,420

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		129,466,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	129,466,420

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.95%

14	TYPE OF REPORTING PERSON*

	CO

SCHEDULE 13D

Item 1.	Security and Issuer
     This statement constitutes Amendment No. 10 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the “Shares”), of XO Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 27, 2004, Amendment No. 3 filed on June 22, 2004, Amendment No. 4 filed on August 10, 2004, Amendment No. 5 filed on February 17, 2006, Amendment No. 6 filed on February 27, 2006, Amendment No. 7 filed on March 31, 2006, Amendment No. 8 filed on May 1, 2006 and Amendment No. 9 filed on July 2, 2007 (as amended by Amendment Nos. 1, 2 ,3, 4, 5, 6, 7, 8 and 9, the “Original 13D”), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 5.	Interest in Securities of the Issuer
     Item 5 of the Original 13D is hereby amended by deleting it in its entirety and replacing it with the following:
(a) Tramore does not beneficially own any Shares. As of the close of business on March 14, 2008, the Filing Persons (other than Tramore) may be deemed to beneficially own in the aggregate 129,466,420 Shares constituting approximately 58.95% of the outstanding Shares (based upon (i) the 182,075,035 Shares stated to be issued and outstanding by Issuer, (ii) the 91,913,269 Shares beneficially held by the Filing Persons, (iii) the 10,041,858 Shares issuable upon exercise of the Warrants beneficially held by the Filing Persons and (iv) the 27,511,293 Shares issuable upon conversion of the 2,075,000 Convertible Preferred Shares beneficially held by the Filing Persons. The 27,511,293 Shares issuable upon conversion of the 2,075,000 Convertible Preferred Shares reflect an increase of 807,134 Shares, in the aggregate, since July 2, 2007, the date on which the Filing Persons filed Amendment No. 9 to the Original 13D, as a result of the liquidation preference on the Convertible Preferred Shares which accretes quarterly at a rate of 1.5%.
ACF Holding may, by virtue of its ownership of approximately 98% of the interest in Cardiff, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.
(b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 129,466,420 Shares. ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 129,466,420 Shares.

(c) Except as described in this item 5, no transactions in the Shares were effected within the past 60 days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Item 6 of the Original 13D is hereby amended by the addition of the following:
     On March 13, 2008, Arnos Corp., an entity affiliated with Mr. Icahn (“Arnos”), entered into a Note Purchase Agreement (the “Note Purchase Agreement) with XO Communications, LLC (“XOC”), pursuant to which Arnos purchased from XOC $75,000,000, aggregate principal amount of XOC’s Senior Unsecured Notes due April 15, 2009 (the “Notes”). The Notes bear interest at the rate of 11.5% per annum, which amounts will be capitalized and added to the principal amount of the Notes on April 15, 2008 and quarterly thereafter on July 15, 2008, October 15, 2008, January 15, 2009 and April 15, 2009 or, at the election of XOC, following approval by a majority of the Issuer’s disinterested independent directors, interest on the unpaid principal amount of the Notes may be paid on a cash basis, in which case such interest shall accrue from the preceding interest payment date, at the rate of 9.5% per annum, and shall be payable on April 15, 2008 and quarterly in arrears thereafter on July 15, 2008, October 15, 2008, January 15, 2009 and April 15, 2009. The obligations of XOC under the Note Purchase Agreement and the Notes are jointly and severally guaranteed by the Issuer and certain subsidiaries of XOC pursuant to a Guaranty Agreement, dated as of March 13, 2008 (the “Guaranty Agreement”). Copies of the Note Purchase Agreement and the Guaranty Agreement are filed as Exhibit 1 and Exhibit 2 hereto, respectively, and are incorporated herein by reference. Any descriptions herein of the Note Purchase Agreement or the Guaranty Agreement are qualified in their entirety by reference to the Note Purchase Agreement and the Guaranty Agreement filed herewith, respectively.

Item 7.	Material to be Filed as Exhibits Item 7 of the Original 13D is hereby amended by the addition of the following:

Exhibit 1	The Note Purchase Agreement

Exhibit 2	The Guaranty Agreement

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 17, 2008

TRAMORE LLC
By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

CARDIFF HOLDING LLC
By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ACF INDUSTRIES HOLDING CORP.
By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Vice President

HIGHCREST INVESTORS CORP.
By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Vice President

BUFFALO INVESTORS CORP.
By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: President

STARFIRE HOLDING CORPORATION
By:	/s/ Keith Cozza
Name: Keith Cozza
Title: Treasurer

/s/ Carl C. Icahn
CARL C. ICAHN